November 24, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-20-10

QUATERRA SIGNS EARN-IN AGREEMENT WITH FREEPORT-MCMORAN
MINERAL PROPERTIES INC. FOR CAVE PEAK MOLYBDENUM PROJECT
IN TEXAS

Freeport-McMoRan Mineral Properties Inc. has option to acquire 70% by spending US$5 million by 2015

VANCOUVER, B.C. — Quaterra Resources Inc. today announced it has signed an earn-in agreement with Freeport-McMoRan Mineral Properties Inc. (“FMMP”) of Phoenix, Arizona, in respect of the Company’s Cave Peak, Texas, molybdenum project.

In the terms of the agreement, FMMP has the exclusive right and option to acquire a 70% ownership interest in the Cave Peak project by paying 2011 land holding costs on behalf of the Company and by subsequently spending US$5 million on exploration over four years ending in 2015. Except for the 2011 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

Upon FMMP earning a 70% interest in the Cave Peak project, the parties have agreed to joint venture further exploration and, if warranted, development of the Project on a 70/30 basis with FMMP either funding Quaterra’s share of costs through to delivery of a bankable feasibility study or converting its interest to a 1% net smelter returns royalty if it determines not to deliver such a feasibility study. The joint venture will be on standard terms including dilution for failure to contribute a party’s share of costs. FMMP will be the initial operator under the joint venture.

The Cave Peak property covers 523.7 acres located 35 miles north of Van Horn in Culberson County, Texas, and includes all or parts of three breccia pipes, one of which was drilled in the 1960s by Union Carbide Corporation and contains significant molybdenum mineralization. Historic drill hole and resource information is contained in the Company’s news release dated July 22, 2008.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.